SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


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          IN THE MATTER OF:
                                                     CERTIFICATE
                                                     PURSUANT TO
     METROPOLITAN EDISON COMPANY                       RULE 24
          File No. 70-10192

    PENNSYLVANIA ELECTRIC COMPANY
          File No. 70-10193

     PENNSYLVANIA POWER COMPANY
          File No. 70-10194


(Public Utility Holding Company Act of 1935)
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          This Certificate of Notification (the "Certificate") is filed by
Metropolitan Edison Company ("Met-Ed"), Pennsylvania Electric Company ("Penelec"), and Pennsylvania Power Company ("Penn Power"), which are subsidiary companies of FirstEnergy Corp., a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), in connection with the transactions proposed in the Form U-1 Applications-Declarations, as amended, of Met-Ed, Penelec and Penn Power in File Nos. 70-10192, 70-10193 and 70-10194, respectively. Met-Ed, Penelec and Penn Power are referred to individually as an "Applicant" and collectively as the "Applicants."

          The transactions proposed in the aforementioned proceedings were authorized by the Securities and Exchange Commission (the "Commission") by orders dated March 24, 2004 (the "Orders"). Met-Ed, Penelec and Penn Power hereby certify the matters set forth below pursuant to Rule 24 of the rules under the Act:

          i. On March 30, 2004, in accordance with the terms and conditions of the Orders, each of the Applicants became the sole member of a special purpose limited liability company (each, an "SPE") formed to facilitate the sale of customer accounts receivable ("Receivables") by such Applicant;

          ii. Each Applicant and its SPE entered into substantially identical Receivables Sale Agreements, pursuant to which each Applicant sold its Receivables; and

          iii. Each SPE entered into substantially identical Receivables Purchase Agreements with Bank One, NA, as agent, and the Purchasers named therein, pursuant to which the SPE sold undivided interests in the Receivables to the Purchasers.


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          Included herewith as Exhibits F-1 and F-2 are "past tense" opinions of counsel.

                                S I G N A T U R E

          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this Certificate to be signed on their behalves by the undersigned thereunto duly authorized.



                                   METROPOLITAN EDISON COMPANY
                                   PENNSYLVANIA ELECTRIC COMPANY
                                   PENNSYLVANIA POWER COMPANY


                                   By:/s/ Harvey L. Wagner
                                   -----------------------
                                   Name:  Harvey L. Wagner
                                   Title: Vice President and Controller

April 9, 2004


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